ZEN GRAPHENE SOLUTIONS LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

For the nine months ended December 31, 2020 and 2019

(Unaudited)

(Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim financial statements, the statements must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of financial statements by an entity's auditor.

Francis Dube	Brian Bosse
Executive Chairman	Chief Financial Officer

ZEN GRAPHENE SOLUTIONS LTD.

1

ZEN GRAPHENE SOLUTIONS LTD. CONDENSED INTERIM UNAUDITED STATEMENTS OF FINANCIAL POSITION

	December 31,	March 31,
	2020	2020
(Stated in Canadian Dollars)	$	$

ASSETS
Current assets
Cash	2,141,279	805,947
Amounts and other receivables	133,057	77,537
Prepaids and deposits	199,659	190,588
Total current assets	2,473,995	1,074,072

Non-current assets
Property and equipment [note 3]	648,091	99,515
Exploration and evaluation assets [notes 4 and 9]	25,733,608	25,065,071
Total non-current assets	26,381,699	25,164,586
Total assets	28,855,694	26,238,658

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [notes 5 and 9]	567,173	415,896
Current portion of lease liability [note 7]	141,821	-
Deferred premium on flow-through shares	14,995	111,679
Total current liabilities	723,989	527,575

Non-current liabilities
Lease liability [note 7]	304,302	-
Total non-current liabilities	304,302	-
Total liabilities	1,028,291	527,575

SHAREHOLDERS' EQUITY
Share capital [note 6(a)]	43,668,092	40,211,736
Warrants [note 6(b)]	423,222	331,415
Share-based payment reserve [note 6(c)]	2,524,349	1,599,609
Shares to be issued [note 4]	472,500	472,500
Deficit	(19,260,760)	(16,904,177)
Total shareholders' equity	27,827,403	25,711,083
Total shareholders' equity and liabilities	28,855,694	26,238,658
Going Concern [note 1]
Commitments and Contingencies [notes 4 and 12]
Subsequent Events [note 16]

See accompanying notes to the condensed interim unaudited financial statements

These financial statements were authorized for issue by the Board of Directors on February 25, 2021.

Approved on behalf of the Board of Directors:

"Eric Wallman"	, Director

"Brian Bosse"	, Director

2

ZEN GRAPHENE SOLUTIONS LTD. CONDENSED INTERIM UNAUDITED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three	Three	Nine	Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019
(Stated in Canadian Dollars)	$	$	$	$

EXPENSES
Amortization [note 3]	14,216	10,730	29,976	13,171
Consulting fees	102,500	60,627	290,252	186,190
Contract services	-	62,086	-	93,086
General and administrative [notes 9 and 14]	233,291	189,978	613,682	470,239
Investor relations and promotion	38,535	22,437	61,852	69,974
Professional fees	320,218	124,205	462,023	180,691
Stock-based compensation [note 6(c)]	1,139,919	55,343	1,312,209	262,377
Supplies and materials	133,655	-	167,195	-
Loss before the undernoted	1,982,334	525,406	2,937,189	1,275,728

Interest and other income	1,756	968	4,750	4,033
Premium on flow-through shares	49,931	-	96,684	-
Government grants [note 15]	82,220	366,964	196,172	366,964
Total other income	133,907	367,932	297,606	370,997

Net loss for the period, being total comprehensive loss for the period	1,848,427	157,474	2,639,583	904,731

Basic and diluted net loss per share [note 13]	0.02	0.00	0.03	0.01

See accompanying notes to the condensed interim unaudited financial statements

3

ZEN GRAPHENE SOLUTIONS LTD. CONDENSED INTERIM UNAUDITED STATEMENTS OF CASH FLOWS

	Nine	Nine
	Months	Months
	Ended	Ended
	December 31,	December 31,
	2020	2019
(Stated in Canadian Dollars)	$	$

OPERATING ACTIVITIES
Loss for the period	(2,639,583)	(904,731)
Items not affecting cash
Amortization [note 3]	29,976	13,171
Premium on flow-through shares	(96,684)	-
Stock-based compensation [note 6(c)]	1,312,209	262,377
	(1,394,082)	(629,183)

Net change in non-cash working capital balances [note 8]	87,791	(58,617)
Cash flows from operating activities	(1,306,291)	(687,800)

INVESTING ACTIVITIES
Mineral exploration and evaluation expenditures	(601,692)	(1,187,613)
Government assistance received [note 4]	107,448	-
Purchase of equipment	(100,329)	(66,624)
Cash flows from investing activities	(594,573)	(1,254,237)

FINANCING ACTIVITIES
Units issued [note 6(a)]	2,050,000	1,050,000
Unit issue costs [note 6(a)]	(37,661)	(17,850)
Flow-through common shares issued [note 6(a)]	-	1,210,000
Flow-through common share issue costs [note 6(a)]	-	(66,173)
Proceeds from stock options exercised [note 6(a)]	359,666	-
Proceeds from warrants exercised [note 6(a)]	896,291	-
Payments on lease liability	(32,100)
Cash flows from financing activities	3,236,196	2,175,977

Change in cash during the period	1,335,332	233,940
Cash, beginning of period	805,947	1,221,492
Cash, end of period	2,141,279	1,455,432

Supplementary disclosures - see note 8

See accompanying notes to the condensed interim unaudited financial statements

4

ZEN GRAPHENE SOLUTIONS LTD. CONDENSED INTERIM UNAUDITED STATEMENTS OF CHANGES IN EQUITY

				Share-Based
		Share		Payment	Shares to be		Total
	Number of	Capital	Warrants	Reserve	Issued	Deficit	Equity
(Stated in Canadian Dollars)	Shares	$	$	$	$	$	$

Balance as at March 31, 2019	74,333,569	38,307,769	677,829	1,748,803	472,500	(16,311,674)	24,895,227
Issuance of units [note 6(a)]	3,000,000	925,950	124,050	-	-	-	1,050,000
Unit issue costs	-	(17,850)	-	-	-	-	(17,850)
Issuance of shares for debt [note 6(a)]	47,222	17,000	-	-	-	-	17,000
Issuance of flow-through shares [note 6(a)]	3,025,000	1,058,750	-	-	-	-	1,058,750
Flow-through share issue costs [note 6(a)]	-	(79,883)	13,710	-	-	-	(66,173)
Recognition of stock-based compensation [note 6(c)]	-	-	-	281,876	-	-	281,876
Stock options expired [note 6(c)]	-	-	-	(353,700)	-	353,700	-
Share purchase warrants expired [note 6(b)]	-	-	(484,174)	-	-	484,174	-
Net loss and comprehensive loss for the period	-	-	-	-	-	(904,731)	(904,731)
Balance as at December 31, 2019	80,405,791	40,211,736	331,415	1,676,979	472,500	(16,378,531)	26,314,099

Balance as at March 31, 2020	80,405,791	40,211,736	331,415	1,599,609	472,500	(16,904,177)	25,711,083
Issuance of units [note 6(a)]	3,416,666	1,779,015	270,985	-	-	-	2,050,000
Unit issue costs	-	(37,661)	-	-	-	-	(37,661)
Issuance of shares for debt [note 6(a)]	115,711	45,200	-	-	-	-	45,200
Stock options exercised [note 6(a)]	633,333	594,333	-	(234,667)	-	-	359,666
Warrants exercised [note 6(a)]	1,465,596	1,075,469	(179,178)	-	-	-	896,291
Recognition of stock-based compensation [note 6(c)]	-	-	-	1,442,407	-	-	1,442,407
Stock options expired [note 6(c)]	-	-	-	(283,000)	-	283,000	-
Net loss and comprehensive loss for the period	-	-	-	-	-	(2,639,583)	(2,639,583)
Balance as at December 31, 2020	86,037,097	43,668,092	423,222	2,524,349	472,500	(19,260,760)	27,827,403

See accompanying notes to the condensed interim unaudited financial statements

5
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2020 AND 2019

1. NATURE OF BUSINESS AND GOING CONCERN

ZEN Graphene Solutions Ltd. (the "Company") was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its intellectual property, patents and unique Albany graphite. The address of the Company's executive office is 210 - 1205 Amber Drive, Thunder Bay, Ontario, P7B 6M4, Canada.

The Company is an emerging high-tech nanographite and graphene materials company based in Thunder Bay, Ontario, Canada. The recovery of the amounts shown for the exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, social licensing requirements and non-compliance with regulatory requirements. The Company's assets may also be subject to increases in taxes and royalties, renegotiation of contracts, and political uncertainty.

These condensed interim unaudited financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of business. The Company had continuing losses for the nine month period ended December 31, 2020. As at December 31, 2020, the Company had an accumulated deficit of $19,260,760 (March 31, 2020 - $16,904,177) and working capital of $1,585,408 (March 31, 2020 - $546,497). The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, the ability of the Company to obtain necessary financing, and the ability of the Company to identify, evaluate, and negotiate an acquisition of, a participation in or an interest in properties, assets, or businesses. Management feels that additional working capital will be required from public share offerings and stock option exercises to meet the Company's liabilities and commitments as they come due. See Note 16. These condensed interim unaudited financial statements do not reflect any adjustments to amounts that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

There has been a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus.

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ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2020 AND 2019

2. SIGNIFICANT ACCOUNTING POLICIES

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 - Interim Financial Reporting. The accounting policies followed in these condensed interim financial statements were applied on a consistent basis as those applied in the Company's audited annual financial statements for the year ended March 31, 2020, except as noted below.

The condensed interim financial statements do not contain all disclosures required under IFRS and should be read in conjunction with the Company's audited annual financial statements and the notes thereto for the year ended March 31, 2020.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, allocation of financing proceeds and income taxes. Differences may be material.

New Accounting Standards and Interpretations Adopted

IAS 1 - Presentation of Financial Statements ("IAS 1") and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. As at April 1, 2020, the Company adopted the amendments to these standards and there was no material impact on the Company's financial statements.

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ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2020 AND 2019

3. PROPERTY AND EQUIPMENT

For the nine months ended December 31, 2020

	Opening			Amortization	Closing
	net book			for the	net book
	value	Additions	Disposals	period	value
	$	$	$	$	$

Equipment - Automotive	143	-	-	(21)	122
Equipment - Office	1,622	-	-	(243)	1,379
Equipment - Field	80,513	100,329	-	(27,126)	153,716
Computers	13,303	-	-	(1,996)	11,307
Signage	3,934	-	-	(590)	3,344
Right-of-Use Asset - building (i)	-	478,223	-	-	478,223
Total	99,515	578,552	-	(29,976)	648,091

As at December 31, 2020

				Accumulated	Net book
			Cost	Amortization	value
			$	$	$
Equipment - Automotive			1,439	(1,317)	122
Equipment - Office			15,799	(14,420)	1,379
Equipment - Field			230,268	(76,552)	153,716
Computers			49,127	(37,820)	11,307
Signage			4,917	(1,573)	3,344
Right-of-Use Asset - building (i)			478,223	-	478,223
Total			779,773	(131,682)	648,091

For the year ended March 31, 2020

	Opening			Amortization	Closing
	net book			for the	net book
	value	Additions	Disposals	year	value
	$	$	$	$	$
Equipment - Automotive	179	-	-	(36)	143
Equipment - Office	2,027	-	-	(405)	1,622
Equipment - Field	6,247	94,395	-	(20,129)	80,513
Computers	12,730	3,899	-	(3,326)	13,303
Signage	-	4,917	-	(983)	3,934
Total	21,183	103,211	-	(24,879)	99,515

As at March 31, 2020

				Accumulated	Net book
			Cost	Amortization	value
			$	$	$
Equipment - Automotive			1,439	(1,296)	143
Equipment - Office			15,799	(14,177)	1,622
Equipment - Field			129,938	(49,425)	80,513
Computers			49,127	(35,824)	13,303
Signage			4,917	(983)	3,934
Total			201,220	(101,705)	99,515

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ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2020 AND 2019

3. PROPERTY AND EQUIPMENT (continued)

(i) The Company's right-of-use leased asset includes its corporate headquarters and manufacturing facility located in Guelph, Ontario. It is the Company's policy to depreciate the right-of-use asset using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. No depreciation expense has been record on this leased asset as of December 31, 2020 as the lease term does not begin until February 1, 2021.

4. EXPLORATION AND EVALUATION ASSETS

The 100%-owned Albany Graphite Deposit (the "Albany Property") is located in Northern Ontario, Canada. During the year ended March 31, 2013, the Company reached an agreement with the optionor pursuant to the following terms and conditions:

a) The Company will issue to the optionor a total of 1,250,000 shares. Total shares remaining to be issued are 750,000 common shares valued at $472,500;

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) The agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

The amounts shown below represent costs incurred to date, and do not necessarily represent present or future value as these are entirely dependent upon the economic recovery of future ore reserves.

	Opening		Ending
	Balance	Expenditures	Balance
Albany Property	$	$	$

For the year ended March 31, 2020	24,054,172	1,010,899	25,065,071

For the nine months ended December 31, 2020	25,065,071	668,537	25,733,608

Expenditures include acquisition costs of $1,292,500 for the Albany Property as at December 31, 2020 (March 31, 2020 - $1,292,500). The remaining balances are comprised of exploration expenditures. Government assistance received during the nine month period ended December 31, 2020 totaled $107,448 (2019: $290,193).

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	March 31,
	2020	2020
	$	$

Trade payables	542,173	390,896
Accrued liabilities	25,000	25,000
	567,173	415,896

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ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2020 AND 2019

6. SHARE CAPITAL

(a) Share Capital

The Company is authorized to issue an unlimited number of common shares, with no par value.

During the nine month period ended December 31, 2020, the Company completed the following share capital transactions:

On June 26, 2020 and July 6, 2020, in a private placement, a total of 3,416,666 units were issued at $0.60 per unit for gross proceeds of $2,050,000. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $0.80 for a period of two years. The securities issued pursuant to the offering are subject to a four-month and one day statutory hold period. Share issue costs associated with this private placement totaled $37,661.

On August 19, 2020, pursuant to a shares for debt agreement, the Company issued 115,711 common shares to a trade creditor at a variable agreed upon price of between $0.34 and $0.59 per common share in settlement of various amounts owing.

A total of 633,333 common shares were issued upon exercise of 633,333 stock options at exercise prices ranging from $0.53 to $0.72 per option for total proceeds of $359,666. The carrying value of the options, being $234,667, was removed from Share-based payment reserve and added to Share Capital.

A total of 1,465,596 common shares were issued upon exercise of 1,465,596 warrants at exercise prices ranging from $0.50 to $0.80 per warrant for total proceeds of $896,291. The carrying value of the warrants, being $179,178, was removed from Warrants and added to Share Capital.

During the nine month period ended December 31, 2019, the Company completed the following share capital transactions:

On September 12, 2019, in a private placement financing, a total of 3,000,000 units were issued at $0.35 per unit for gross proceeds of $1,050,000. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $0.50 for a period of two years. The securities issued pursuant to the offering are subject to a four-month and one day statutory hold period. Share issue costs associated with this private placement totaled $17,850.

On December 19, 2019, in a private placement financing, a total of 3,025,000 flow-through common shares were issued at $0.40 per flow-through common share for gross proceeds of $1,210,000. The securities issued pursuant to the offering are subject to a four-month and one day statutory hold period. Share issue costs associated with this private placement totaled $79,883 consisting of $57,340 in cash payments, $8,833 in legal costs and $13,710 in value assigned to the 137,100 finder's warrants issued in connection with this private placement. A flow-through share premium liability of $151,250 was recorded in connection with this private placement.

On December 19, 2019, pursuant to a Shares for Debt Agreement, the Company issued 47,222 common shares to a trade creditor at an agreed upon price of $0.36 per common share in settlement of various amounts owing. The securities issued in connection with the shares for debt transactions are subject to a four-month and one day statutory hold period.

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ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2020 AND 2019

6. SHARE CAPITAL (continued)

(b) Share Purchase Warrants

Details of share purchase warrants outstanding as of December 31, 2020 are as follows:

	Exercise	Grant Date	December 31,
	Price	Fair Value	2020
Expiry Date	$	$	#

June 22, 2021	0.80	57,096	519,463
September 12, 2021	0.50	116,902	1,413,571
December 19, 2021	0.50	8,801	88,013
June 26, 2022	0.80	240,423	1,515,670
		423,222	3,536,717

The following is a summary of warrants activity for the periods ended December 31, 2020 and March 31, 2020:

	December 31, 2020		March 31, 2020
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Balance, beginning of period	3,293,976	0.58	3,852,600	0.95
Granted	1,708,337	0.80	1,637,100	0.50
Exercised	(1,465,596)	0.61	-	-
Expired	-	-	(2,195,724)	1.17
Balance, end of period	3,536,717	0.67	3,293,976	0.58

11
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2020 AND 2019

6. SHARE CAPITAL (continued)

(b) Share Purchase Warrants (continued)

On June 26, 2020 and July 6, 2020, the Company issued 1,708,337 share purchase warrants as part of a private placement financing with an exercise price of $0.80 and an expiry date of June 26, 2022. The grant date fair value of these warrants was $0.16. The remaining contractual life of the warrants issued and outstanding at December 31, 2020 was 1.48 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 79%; risk-free interest rate of 0.30%; and expected life of 2 years.

On June 22, 2018, the Company issued 655,848 share purchase warrants as part of a private placement financing with an exercise price of $0.80 and an expiry date of June 22, 2020 which was subsequently extended to June 22, 2021. The grant date fair value of these warrants was $0.11. The remaining contractual life of the warrants issued and outstanding at December 31, 2020 was 0.47 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 65%; risk-free interest rate of 1.77%; and expected life of 2 years.

On November 16, 2018, the Company issued 647,778 share purchase warrants as part of a private placement financing with an exercise price of $0.60 and an expiry date of November 16, 2020. The grant date fair value of these warrants was $0.11. As of December 31, 2020, all of the share purchase warrants had been exercised. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; risk-free interest rate of 2.21%; and expected life of 2 years.

On December 21, 2018, the Company issued 353,250 share purchase warrants as part of the share issue costs related to a private placement financing with an exercise price of $0.50 and an expiry date of December 21, 2020. The grant date fair value of these warrants was $0.14. As of December 31, 2020, all of the share purchase warrants had been exercised. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; risk-free interest rate of 1.91%; and expected life of 2 years.

On September 12, 2019, the Company issued 1,500,000 share purchase warrants as part of a private placement financing with an exercise price of $0.50 and an expiry date of September 12, 2021. The grant date fair value of these warrants was $0.08. The remaining contractual life of the warrants issued and outstanding at December 31, 2020 was 0.70 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 74%; risk-free interest rate of 1.58%; and expected life of 2 years.

On December 19, 2019, the Company issued 137,100 share purchase warrants as part of the share issue costs related to a private placement financing with an exercise price of $0.50 and an expiry date of December 19, 2021. The grant date fair value of these warrants was $0.10. The remaining contractual life of the warrants issued and outstanding at December 31, 2020 was 0.97 years. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; risk-free interest rate of 1.67%; and expected life of 2 years.

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ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2020 AND 2019

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve

The Company has a stock option plan (the "Plan") for directors, officers, employees and consultants. The Plan authorizes the granting of options to purchase up to a maximum of 10% of the issued and outstanding common shares at the time of grant, of which 7,041,667 options are outstanding as at December 31, 2020.

The Plan provides that:

a) any options granted pursuant to the Plan shall expire no later than ten years after the date of grant;

b) any options granted pursuant to the Plan shall be non-assignable and non-transferable;

c) the number of common shares issuable pursuant to the Plan to any one person in any 12-month period shall not exceed 5% of the outstanding common shares;

d) the number of common shares issuable pursuant to the Plan to any one consultant in any 12-month period may not exceed 2% of the outstanding common shares;

e) the number of common shares issuable pursuant to the Plan to persons employed in investor relation activities may not exceed 2% of the outstanding common shares in any 12-month period.

f) the Plan provides that options shall expire and terminate 90 days following the date the optionee ceases to be an employee, director or officer of, or consultant to, the Company, provided that if such termination is as a result of death of the optionee, the optionee's personal representative shall have one year to exercise such options.

g) the number of common shares: (1) reserved for issuance to insiders of the Company may not exceed 10% of the issued and outstanding common shares; and (2) which may be issued to insiders within a one-year period may not exceed 10% of the issued and outstanding common shares.

h) the Plan provides that options granted under the Plan shall vest in the optionee, and may be exercisable by the optionee under certain vesting terms.

During the nine month period ended December 31, 2020, the Company issued the following stock options:

On May 8, 2020, the Company issued 600,000 stock options to a number of directors, officers, employees and consultants with an exercise price of $0.40 per share and an expiry date of May 8, 2025. The grant date fair value of these stock options was $0.22. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.30%; and expected life of 5 years. The vesting period of the options granted to directors is as follows: 1/3 at May 8, 2020; 1/3 at November 8, 2020; 1/3 at May 8, 2021. The vesting period of the options granted to the officers, employees and consultants is as follows: 1/3 at May 8, 2020; 1/3 at May 8, 2021; 1/3 at May 8, 2022.

On May 16, 2020, the Company issued 100,000 stock options to a consultant with an exercise price of $0.40 per share and an expiry date of May 16, 2025. The grant date fair value of these stock options was $0.24. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.30%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at May 16, 2020; 1/3 at November 16, 2020; 1/3 at May 16, 2021.

On July 6, 2020, the Company issued 100,000 stock options to a consultant with an exercise price of $0.68 per share and an expiry date of July 6, 2025. The grant date fair value of these stock options was $0.41. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.26%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at July 6, 2020; 1/3 at July 6, 2021; 1/3 at July 6, 2022.

13
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2020 AND 2019

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

On July 24, 2020, the Company issued 150,000 stock options to a consultant with an exercise price of $0.63 per share and an expiry date of July 24, 2025. The grant date fair value of these stock options was $0.38. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.26%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at July 24, 2020; 1/3 at July 24, 2021; 1/3 at July 24, 2022.

On October 6, 2020, the Company issued 400,000 stock options to a number of directors with an exercise price of $0.75 per share and an expiry date of October 6, 2025. The grant date fair value of these stock options was $0.45. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 79%; expected forfeiture rate of 0%; risk-free interest rate of 0.24%; and expected life of 5 years. The vesting period of the options granted to the directors is as follows: 1/3 at October 6, 2020; 1/3 at April 6, 2021; 1/3 at October 6, 2021.

On November 24, 2020, the Company issued 75,000 stock options to a consultant with an exercise price of $1.77 per share and an expiry date of November 24, 2025. The grant date fair value of these stock options was $1.14. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 82%; expected forfeiture rate of 0%; risk-free interest rate of 0.27%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/2 at November 24, 2020; 1/2 at May 24, 2021.

On December 9, 2020, the Company issued 250,000 stock options to a number of consultants with an exercise price of $1.64 per share and an expiry date of December 9, 2023. The grant date fair value of these stock options was $0.91. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 88%; expected forfeiture rate of 0%; risk-free interest rate of 0.20%; and expected life of 3 years. The vesting period of the options granted to the consultant is as follows: 1/3 at December 9, 2020; 1/3 at December 9, 2021; 1/3 at December 9, 2022.

On December 30, 2020, the Company issued 1,000,000 stock options to a number of directors with an exercise price of $3.32 per share and an expiry date of December 30, 2025. The grant date fair value of these stock options was $2.15. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 83%; expected forfeiture rate of 0%; risk-free interest rate of 0.20%; and expected life of 5 years. The vesting period of the options granted to the directors is as follows: 1/3 at December 30, 2020; 1/3 at June 30, 2021; 1/3 at December 30, 2021.

On December 30, 2020, the Company issued 425,000 stock options to a number of employees and consultants with an exercise price of $3.32 per share and an expiry date of December 30, 2023. The grant date fair value of these stock options was $1.92. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 92%; expected forfeiture rate of 0%; risk-free interest rate of 0.20%; and expected life of 3 years. The vesting period of the options granted to the employees and consultants is as follows: 1/3 at December 30, 2020; 1/3 at December 30, 2021; 1/3 at December 30, 2022.

14
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2020 AND 2019

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

During the nine month period ended December 31, 2019, the Company issued the following stock options:

On July 17, 2019, the Company issued 1,225,000 stock options to a number of directors, officers, employees and consultants with an exercise price of $0.40 per share and an expiry date of July 17, 2024. The grant date fair value of these stock options was $0.17. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; expected forfeiture rate of 0%; risk-free interest rate of 1.55%; and expected life of 5 years. The vesting period for these options is as follows: 1/3 at July 17, 2019; 1/3 at January 17, 2020; 1/3 at July 17, 2020.

On October 22, 2019, the Company issued 50,000 stock options to a consultant with an exercise price of $0.40 per share and an expiry date of October 22, 2024. The grant date fair value of these stock options was $0.24. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; expected forfeiture rate of 0%; risk-free interest rate of 1.56%; and expected life of 5 years. The vesting period of the options issued to the consultant is as follows: 1/3 at October 22, 2019; 1/3 at April 22, 2020; 1/3 at October 22, 2020.

On December 10, 2019, the Company issued 100,000 stock options to a consultant with an exercise price of $0.40 per share and an expiry date of December 10, 2024. The grant date fair value of these stock options was $0.19. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; expected forfeiture rate of 0%; risk-free interest rate of 1.67%; and expected life of 5 years. The vesting period of the options issued to the consultant is as follows: 1/3 at December 10, 2019; 1/3 at June 10, 2020; 1/3 at December 10, 2020.

The Company's computation of expected volatility for the nine months ended December 31, 2020 and 2019 is based on the Company's market close price over a prior period equal to the expected life of the options.

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognized as compensation expense, exploration and evaluation assets and under capital stock as share-based payment reserve:

	Nine months	Nine months
	Ended	Ended
	December 31,	December 31,
	2020	2019
	$	$

Stock-based compensation expense	1,312,209	262,377
Exploration and evaluation assets	130,198	19,499
	1,442,407	281,876

15
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2020 AND 2019

6. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

Stock option and share-based payment activity for the periods ended December 31, 2020 and March 31, 2020 are summarized as follows:

	December 31, 2020		March 31, 2020
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Balance, beginning of period	4,775,000	0.55	4,140,000	0.65
Granted	3,100,000	1.94	1,375,000	0.40
Exercised	(633,333)	0.57	-	-
Expired	(200,000)	1.67	(740,000)	0.86
Balance, end of period	7,041,667	1.13	4,775,000	0.55

At December 31, 2020, outstanding options to acquire common shares of the Company were as follows:

					Weighted
		Number of	Number of		average
		Options	Options	Grant date fair	remaining
	Exercise Price	Issued	Exercisable	value	contractual life
Expiry Date	$	#	#	$	(years)
July 5, 2021	0.72	350,000	350,000	196,000	0.51
July 3, 2023	0.50	1,350,000	1,350,000	405,000	2.50
August 13, 2023	0.53	800,000	800,000	264,000	2.62
November 14, 2023	0.40	100,000	100,000	26,000	2.87
December 9, 2023	1.64	250,000	83,333	227,500	2.94
December 30, 2023	3.32	425,000	141,667	816,000	3.00
July 17, 2024	0.40	1,225,000	1,225,000	208,250	3.55
October 22, 2024	0.40	50,000	50,000	12,000	3.81
December 10, 2024	0.40	100,000	100,000	19,000	3.95
May 8, 2025	0.40	600,000	283,333	132,000	4.35
May 16, 2025	0.40	100,000	66,667	24,000	4.38
July 6, 2025	0.68	66,667	-	27,333	4.52
July 24, 2025	0.63	150,000	50,000	57,000	4.56
October 6, 2025	0.75	400,000	133,333	180,000	4.77
November 24, 2025	1.77	75,000	37,500	85,500	4.90
December 30, 2025	3.32	1,000,000	333,333	2,150,000	5.00
		7,041,667	5,104,166	4,829,583	3.43

16
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2020 AND 2019

7. LEASE LIABILITY

During the period ended December 31, 2020, the Company entered into a lease agreement for its corporate headquarters and manufacturing facility. The initial term of the lease is for three years commencing on February 1, 2021 and terminating on January 31, 2024, subject to a right of extension as described herein. The initial term of the lease is paid in monthly instalments of $16,050 plus HST for the base rent. Pursuant to the terms of the lease, at the end of the initial term the Company has the right to extend the lease for a further three year period to be paid in monthly instalments of $17,120 plus HST.

The lease liability relates to the above noted lease which expires on January 31, 2024 and carries an estimated interest rate of 20% (the Company's estimated incremental borrowing rate). The lease liability for the period ended December 31, 2020 and the year ended March 31, 2020 is as follows:

	December 31,	March 31,
	2020	2020
	$	$

Lease liability	446,123	-
Less: current portion	(141,821)	-
Long-term portion	304,302	-

8. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	December 31,	December 31,
	2020	2019
	$	$

Amounts and other receivables	(55,520)	131,824
Prepaids and deposits	(9,071)	(133,725)
Accounts payable and accrued liabilities	152,382	(56,716)
	87,791	(58,617)

Supplementary disclosures:

Change in accrued exploration property expenditures	$44,095	$(175,247)

Stock-based compensation charged to exploration and evaluation assets	$130,198	$19,499

Warrants issued charged to share issue costs	$-	$13,710

Shares issued to settle debt	$45,200	$17,000

17
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2020 AND 2019

9. RELATED PARTY TRANSACTIONS

The remuneration of directors and other members of key management personnel during the nine month periods ended December 31, 2020 and 2019 were as follows:

	2020	2019
	$	$

Short-term benefits	482,167	274,098
Stock-based compensation	1,073,699	216,158
	1,555,866	490,256

Included in the short-term benefits figure above is an amount of $135,000 (2019 - $138,412) which has been recorded as an increase to the exploration and evaluation assets.

Included in accounts payable and accrued liabilities are amounts owing to related parties of $nil (2019 - $4,033). The amounts owing are unsecured, non-interest bearing and are repayable under normal terms and conditions.

As part of the private placements issued during the nine month period ended December 31, 2019 as disclosed in note 6(a), officers and directors of the Company purchased 1,014,286 units for gross proceeds of $355,000.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company.

The remuneration of directors and key executives is determined by the board of directors having regard to the performance of individuals and market trends.

See also note 12(b).

18
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2020 AND 2019

10. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company's operations include the acquisition and exploration of mineral properties in Canada, as well as intellectual property in Canada and foreign jurisdictions. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors. There have been no significant changes in the risks, objectives, policies and procedures for managing risks during the nine month period ended December 31, 2020.

a) Credit Risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

i) Trade Credit Risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior period.

b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

c) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a significant loss as a result of a decline in the fair market value of investments or items held within cash and cash equivalents is limited given that the majority have a relatively short maturity. The Company manages its interest rate risk with investments by investing the majority of funds in short-term investments and therefore is not exposed to significant fluctuations in interest rates. The Company believes that its interest rate risk is minimal.

d) Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The functional and reporting currency of the Company is the Canadian dollar. The Company is involved with a small number of foreign vendors in the United States of America. Changes in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company's results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations as the exposure has been deemed to be minimal.

19
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2020 AND 2019

10. FINANCIAL INSTRUMENTS AND RELATED RISKS (continued)

e) Fair Value of Financial Instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at December 31, 2020, the Company does not have any financial instruments recorded at fair value and that require classification within the fair value hierarchy.

The fair values of all of the Company's financial instruments approximate their carrying values, given their short-term nature.

11. MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to safeguard the entity's ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of shareholders' equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company's capital management objectives, policies and processes have remained unchanged during the nine months ended December 31, 2020 and the year ended March 31, 2020.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than Policy 2.5 of the TSX Venture Exchange which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months.

The properties in which the Company currently has an interest are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

20
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2020 AND 2019

12. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

b) Employment Agreements

The Company has renewed the consulting agreement with its Vice-President Exploration and Chief Geologist dated July 1, 2018 and the individual was also promoted to company Vice President. On September 14, 2018, the individual was promoted to the position of company President. The current salary level for the individual pursuant to the employment agreement is $180,000 annually.

The Company has an employment agreement with its Chief Executive Officer dated August 1, 2018. The current salary level for the individual pursuant to the employment agreement is $150,000 annually.

The Company has an employment agreement with its Chief Financial Officer dated January 15, 2019. The current salary level for the individual pursuant to the employment agreement is $80,000 annually.

c) Exploration Agreement

The Company has entered into an agreement with Constance Lake First Nation ("CLFN") governing the relationship in regard to the Company's exploration on traditional lands of CLFN, pursuant to which, the Company has the following commitments.

Cost of Implementation Committee:

On a yearly basis, commencing on the date that an implementation committee is formed and continuing for the following twelve (12) months, the Company shall make a total contribution of $22,000, and in years following the year in which this agreement is executed, an additional amount equivalent to the increase in the Ontario consumer price index for the preceding year, to pay: the reasonable expenses of the Implementation Committee members and the reasonable costs of an archaeologist for any archaeological assessments. As of December 31, 2020, the Company believes it is in compliance with this agreement.

Cost of Annual Gathering:

The Company will pay on an annual basis, $1,200, and in years following the year in which this agreement is executed, an additional amount equivalent to the increase in the Ontario consumer price index for the preceding year, for CLFN and the Company to have a community "feast" and conduct an information session with CLFN members about the exploration, this agreement and any issues pertaining to this agreement's implementation.

21
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2020 AND 2019

12. COMMITMENTS AND CONTINGENCIES (continued)

d) Other commitments

As part of previous flow-through share issuances, the Company is committed to incurring approximately $120,000 in qualifying exploration and evaluation expenditures on or before December 31, 2021.

e) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements.

13. LOSS PER SHARE

Basic loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the three months ended December 31, 2020 is 85,334,895 (2019: 77,767,687). The weighted average number of common shares issued and outstanding for the nine months ended December 31, 2020 is 83,338,066 (2019: 75,689,710). Diluted loss per share figures are calculated after taking into account all warrants and stock options granted. Exercise of the outstanding warrants and stock options would be anti-dilutive with respect to loss per share calculations, and therefore diluted loss per share is equal to basic loss per share. The number of potentially dilutive common shares resulting from the exercise of outstanding warrants and stock options that were not included in the calculation of diluted loss per share was 10,578,384 (December 31, 2019: 8,418,976).

14. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019
	$	$	$	$

Salaries and benefits	130,244	73,408	336,655	179,768
Meals and entertainment	3,367	8,119	12,348	17,875
Transfer agent fees	2,074	577	11,288	6,709
Accommodations	9,358	16,712	19,348	28,632
Investor communications	40,657	36,327	77,016	122,210
Travel	13,990	4,282	27,473	23,707
Occupancy and office expenses	33,601	50,553	129,554	91,338
	233,291	189,978	613,682	470,239

22
ZEN GRAPHENE SOLUTIONS LTD. NOTES TO THE CONDENSED INTERIM UNAUDITED FINANCIAL STATEMENTS

(Stated in Canadian Dollars) FOR THE NINE MONTHS ENDED DECEMBER 31, 2020 AND 2019

15. GOVERNMENT GRANTS

The grantor will reimburse 50% up to a maximum of $1,000,000 spent by the Company on relevant expenses directly related to graphite purification, graphene production research, concrete additive research and large-scale graphene-enhanced concrete testing.

16. SUBSEQUENT EVENTS

Subsequent to the three month period ended December 31, 2020, a total of 20,000 stock options and 70,917 share purchase warrants were exercised at prices ranging from $0.40 to $0.80 per option/warrant resulting in proceeds of $67,934 to the Company.